Exhibit 99.1

Correvio Announces Amendment To Term Loan With CRG-Managed Funds

Amendment Provides for Up To an Additional $10 Million in Debt Funding

NASDAQ: CORV   TSX: CORV

VANCOUVER, March 11, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced an amendment to its existing agreement with CRG Servicing LLC ("CRG") dated May 11, 2017 (the "Amending Agreement"), which provides for an increase in capital available to the Company.  Under the terms of the amended agreement, Correvio is now eligible to receive up to an additional $10 million.  Under the Amending Agreement, Correvio will pay a small access fee to CRG.  The additional funding may be drawn at Correvio's discretion in increments of $2.5 million through September 30, 2019 and there will be prepayment premium associated with any such draw-down.

"This amended credit facility provides important non-dilutive, near-term capital as well as greater financial flexibility to achieve our corporate objectives this year," said William Hunter, MD, CEO of Correvio.  "Based on our current operating plan, the net proceeds from CRG, combined with our existing cash, provide us with enough capital to get an answer from the U.S. Food and Drug Administration on the Brinavess® New Drug Application which we remain on track to resubmit the Brinavess NDA during the second quarter of 2019. Should the FDA accept our submission, these additional funds provide us with cash resources and allows us to prepare for the Brinavess product launch in the U.S. in early 2020."

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to: any planned use of the additional funds; any possible regulatory path forward with respect to Brinavess® in the US; the resubmission of an NDA for Brinavess® and the timing of such resubmission; any related review by or correspondence with the FDA; the acceptance of such resubmission by the FDA and the timing and outcome of any decision made by the FDA concerning the resubmission.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to the Base Shelf Prospectus filed on July 5, 2018 and the Prospectus Supplement filed on July 10, 2018. All of the risks and uncertainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/March2019/11/c9032.html

%CIK: 0001036141

For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com/claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 11-MAR-19